Exhibit 99.2

Please detach before posting

MR A SAMPLE ADD2 ADD3 ADD4 ADD5 ADD6 ADD7 ADD8 ADD9 ADD10 ADD11 ADD12 ADD13 ADD14

Annual General Meeting of Unilever PLC: Proxy Form for voting
When you have completed and signed this form, please return it to Computershare in the enclosed envelope.
No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 11.00am on 7 May 2006.

For further information on completing your Proxy Form, including how to send it using the internet, see reverse.

I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint

Please complete using black ink as this form will be scanned.

or failing him/her the Chairman of the meeting as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Tuesday 9 May 2006 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such vote or abstention is indicated and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.

Resolutions
Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below.

		For	Against	Abstain
1	To receive the Report and Accounts for the year ended 31 December 2005
2	To approve the Directors Remuneration Report for the year ended 31 December 2005
3	To declare a dividend of 13.54 pence on the Ordinary Shares
4	To re-elect Mr P J Cescau as a Director
5	To re-elect Mr C J van der Graaf as a Director
6	To re-elect Mr R D Kugler as a Director
7	To re-elect Mr R H P Markham as a Director
8	To re-elect Mr A Burgmans as a Director
9	To re-elect The Rt Hon The Lord Brittan of Spennithorne QC, DL as a Director
10	To re-elect The Rt Hon The Baroness Chalker of Wallasey as a Director
11	To re-elect Professor W Dik as a Director
12	To re-elect The Lord Simon of Highbury CBE as a Director
13	To re-elect Mr J van der Veer as a Director
14	To elect Mr C E Golden as a Director

Go online! Turn over to find out how to send your proxy instructions electronically. Institutional investors: see overleaf for details of CREST proxy voting.

		For	Against	Abstain
15	To elect Dr B Grote as a Director
16	To elect Mr J-C Spinetta as a Director
17	To elect Mr K J Storm as a Director
18	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company
19	To authorise the Directors to fix the remuneration of the Auditors
20	To renew the authority to Directors to issue shares
21	To renew the authority to Directors to disapply pre-emption rights
22	To renew the authority to the Company to purchase its own shares
23	To give authority to align the dividend generating capacity and dividend entitlements
24	To amend the Deed of Mutual Covenants
25	To consolidate Unilever PLC’s Share capital
26	To Amend the Articles of Association in relation to board nominations
27	To increase limit for Director’s fees

Please put an ‘X’ in this box if signing on behalf of the member under Power of Attorney or other authority.

Note: please do not use this form for changes of address or other matters relating to your shareholding.

E159
Signature

PIN: XXXXX	SRN: XXXXXXXXXXX	Date	2006

Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed here on. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Attendance card Annual General Meeting and Meeting of Ordinary Shareholders The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE

At 11.00am on Tuesday 9 May 2006

If you attend the Meeting please sign this card and hand it in on arrival. Please read the attendance notes overleaf.

Signature	SRN: XXXXXXXXXXX

Please detach before posting

MR A SAMPLE ADD2 ADD3 ADD4 ADD5 ADD6 ADD7 ADD8 ADD9 ADD10 ADD11 ADD12 ADD13 ADD14

Meeting of Ordinary Shareholders: Proxy Form for voting
When you have completed and signed this form, please return it to Computershare in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 11.00am on 7 May 2006.

For further information on completing your Proxy Form, including how to send it using the internet, see reverse.

I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint

Please complete using black ink as this form will be scanned.

or failing him/her the Chairman of the meeting as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Meeting of Ordinary Shareholders of the Company to be held at 11.00am on Tuesday 9 May 2006 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such vote or abstention is indicated and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.

Resolutions
Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below.

		For	Against	Abstain
1	Amendment to the Equalisation Agreement

Go online! Turn over to find out how to send your proxy instructions electronically. Institutional investors: see overleaf for details of CREST proxy voting.

Please put an ‘X’ in this box if signing on behalf of the member under Power of Attorney or other authority.

Note: please do not use this form for changes of address or other matters relating to your shareholding.

E161
Signature

PIN: XXXXX	SRN: XXXXXXXXXXX	Date	2006

Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed here on. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Completing your Proxy Form for the Meeting of Ordinary Shareholders:
questions and answers
1

I am planning to attend the Meeting of Ordinary Shareholders. Do I need to complete the Proxy Form or bring it with me?
No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2	I am unable to come to the Meeting of Ordinary Shareholders and would like someone else to attend in my place.
What do I do?
Please enter the name of the person you would like to attend the Meeting Of Ordinary Shareholders in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Computershare Registrars in the envelope provided, to arrive with them no later than 11.00am on Sunday 7 May 2006. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish. Please contact Computershare Registrars on 0870 600 3977 for instructions on how to do this.

3	Can I tell my Proxy how they should cast my votes?
Your Proxy cannot vote on any Resolutions on a show of hands, but will be able to vote your shares in the event of a poll being called on any of the Resolutions. If you wish your Proxy to vote in a particular way or abstain, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Abstain’ box for each Resolution.

4	What is the effect of an Abstain instruction?
If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to abstain. You should note that if you do not give any voting instructions, your Proxy will have the authority to vote or abstain on the Resolutions, and on any other business which properly comes before the Meeting, as he/she thinks fit.

5	I am unable to attend the Meeting of Ordinary Shareholders or to send someone else in my place. Can I still cast my votes?
Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 3 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

6	Must I cast all my votes in one way?
No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register an abstention with others, please write the appropriate number of shares in each box.

7	We are registered as joint holders of the shares.
What happens?
Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or abstention of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.
8	I may be able to come to the Meeting of Ordinary Shareholders at the last minute.
What happens if I have already appointed a Proxy?
You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

9	I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other authority).
What should I do?
Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a certified copy of it. This will be returned to you.

10	The registered member is a limited company. How does it appoint a Proxy?
The Proxy Form should be executed under the common seal of the company or be signed by a duly authorised officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual to attend the Meeting as its corporate representative, by providing a letter to that effect, duly signed by an authorised officer of the company. Only one corporate representative may be appointed by the member, and he/she is entitled to speak at the Meeting and to vote on a show of hands.

11	I have recently sold/am planning to sell my shares. What is the cut-off date for attending the Meeting of Ordinary Shareholders?
You are entitled to attend and vote at the Meeting of Ordinary Shareholders, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 11.00am on Sunday 7 May 2006. Any changes to the Register of Members after that time are disregarded for the purposes of the Meeting of Ordinary Shareholders.

12	I hold my shares in CREST, how may I appoint a Proxy?
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) not later than the close of business on 5 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST Manual. The company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Notes: attendance at the Annual General Meeting and Meeting of Ordinary Shareholders

If you are attending the Meetings please sign this card, bring it with you and hand it in on arrival. It will speed your admission to the Meeting.

For your safety and security, there may be checks and bag searches of those attending the Meetings. We recommend you arrive a little early to allow time for these procedures.

Tea and coffee will be available from 10.15am.

Cameras, recording equipment and other items which might interfere with the good order of the Meetings will not be permitted in the hall.

The Queen Elizabeth II Conference Centre offers access for disabled shareholders and a loop system for the hearing impaired. If you have any special access requirements please contact the Unilever Corporate Secretaries Department in advance on 020 7822 5860.

Be a greener shareholder

As a valued Unilever PLC shareholder you receive an Annual Review and additional documents by post. This adds up to a lot of paper. You can do your bit for the environment by not only voting electronically, but choosing to read our Annual Review online and receiving your Proxy Form voting instructions via e-mail, rather than having a mailed paper version. It certainly makes environmental sense.

Visit www.unilever.com/shareholderservices and select the e-communication option.

Go online! How to send your proxy instructions electronically

Unilever is committed to electronic communications and we are pleased to be able to offer our shareholders the opportunity to submit your Proxy Forms using the internet. Even though you have received a paper version of your Proxy Form, you can still complete and return an electronic version to the Registrars.

What you need to do: just log on to www.unilever.com/shareholderservices click on Annual General Meeting, and select the electronic voting option. To do this, you will need your Shareholder Reference Number (SRN) and 5 digit PIN, both of which are shown on the front of the Proxy Form. Then just follow the instructions.

Institutional investors: voting via CREST

This year the deadline for voting via the CREST voting system is close of business on Friday 5 May 2006.

Completing your Proxy Form for the Annual General Meeting:
questions and answers

1	I am planning to attend the AGM. Do I need to complete the Proxy Form or bring it with me? No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2	I am unable to come to the AGM and would like someone else to attend in my place. What do I do?
Please enter the name of the person you would like to attend the AGM in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Computershare Registrars in the envelope provided, to arrive with them no later than 11.00am on Sunday 7 May 2006. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish. Please contact Computershare Registrars on 0870 600 3977 for instructions on how to do this.

3	Can I tell my Proxy how they should cast my votes?
Your Proxy cannot vote on any Resolutions on a show of hands, but will be able to vote your shares in the event of a poll being called on any of the Resolutions. If you wish your Proxy to vote in a particular way or abstain, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Abstain’ box for each Resolution.

4	What is the effect of an Abstain instruction?
If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to abstain. You should note that if you do not give any voting instructions, your Proxy will have the authority to vote or abstain on the Resolutions, and on any other business which properly comes before the Meeting, as he/she thinks fit.

5	I am unable to attend the AGM or to send someone else in my place. Can I still cast my votes?
Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 3 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

6	Must I cast all my votes in one way?
No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register an abstention with others, please write the appropriate number of shares in each box.

7	We are registered as joint holders of the shares.
What happens?
Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or abstention of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.
8	I may be able to come to the AGM at the last minute.
What happens if I have already appointed a Proxy?
You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

9	I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other authority).
What should I do?
Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a certified copy of it. This will be returned to you.

10	The registered member is a limited company.
How does it appoint a Proxy?
The Proxy Form should be executed under the common seal of the company or be signed by a duly authorised officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual to attend the Meeting as its corporate representative, by providing a letter to that effect, duly signed by an authorised officer of the company. Only one corporate representative may be appointed by the member, and he/she is entitled to speak at the Meeting and to vote on a show of hands.

11	I have recently sold/am planning to sell my shares.
What is the cut-off date for attending the AGM?
You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 11.00am on Sunday 7 May 2006. Any changes to the Register of Members after that time are disregarded for the purposes of the AGM.

12	I hold my Shares in CREST. How may I appoint a Proxy?
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) not later than the close of business on 5 May 2006. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST Manual. The company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.